United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Coterra Energy (CTRA)

NAME OF PERSONS RELYING ON EXEMPTION: Proxy Impact

ADDRESS OF PERSON RELYING ON EXEMPTION: 5011 Esmond, Richmond, CA 94805

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Coterra Energy (CTRA)

Vote FOR Proposal #7: Report on Corporate Climate Lobbying

Annual Meeting May 3, 2023

CONTACT: Michael Passoff, CEO, Proxy Impact, michael@proxyimpact.com

The Proposal’s Resolved Clause:

RESOLVED: Shareholders request that the Board of Directors conduct an evaluation and issue a report (at reasonable cost, omitting confidential or proprietary information) describing if, and how, Coterra Energy’s lobbying and policy influence activities (both direct and indirect through trade associations, coalitions, alliances, and other organizations) align with the goal of the Paris Agreement to limit average global warming to well below 2°C above pre-industrial levels, and to pursue efforts to limit temperature increase to 1.5°C, and how Coterra plans to mitigate the risks presented by any misalignment.

Summary

Coterra has acknowledged its concerns about the risks of climate changei and has committed to reducing the amount of Scope 1 GHG emissions through innovation and technologyii. The Company has stated that its approach to ESG and sustainable development is centered on a dedicated, consistent effort toward reducing Coterra‘s footprint.iii In its opposition statement, the Company further claims that it is committed to responsible and transparent environmental, social, and governance practices.

Because climate change is a systemic risk and a global challenge, public policy is playing a critical role in establishing the ground rules that allow companies, such as Coterra, the ability to transition to a low-carbon economy. Supportive public policy can significantly enhance a company’s ability to meet its climate related commitments and it has been recognized by investors as central to the urgent need to reduce greenhouse gas emissions in order to reach the temperature goals of the Paris Agreement.

Thus, the Company’s public policy engagement and lobbying, both direct and indirect through third party organizations, must be coordinated with its climate strategy and with the Paris Agreement goal. Corporate lobbying that is inconsistent with the Paris Agreement presents increasingly material risks to companies and their shareholders, as delays in emissions reductions undermine political stability, damage infrastructure, impair access to finance and insurance, and exacerbate health risks and costs. To help mitigate such risks, it is important for Coterra to publicly disclose an analysis of the consistency between its policy engagement and its climate-related goals and those of the Paris Agreement as well as a mitigation strategy to address any misalignments.

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While the Company claims that it provides extensive public disclosure about its participation in the political process and that the Board reviews all Company political contributions, in reality, Coterra does not disclose the results of its review, which investors increasingly expect should include the requested analysis of the consistency between its policy engagement and the goal of the Paris Agreement.

Coterra’s recently published 2022 Sustainability Report, which includes a ‘Business Ethics and Transparency’ section that lists the Company’s direct and indirect lobbying spending, fails to assess the climate impact of its direct and indirect lobbying activities, and define what Coterra would do if misalignment with the goal of the Paris Agreement is identified. These omissions prevent shareholders from discerning whether the Company’s activities align with the Paris Agreement’s goal and how it is managing risks related to any potential misalignment.

Investors increasingly expect companies to report how their lobbying activities align with the goal of the Paris Agreement, as evident by The Global Standard on Responsible Climate Lobbyingiv which is backed by investors and networks representing $130 trillion in assets.

Rationale

1.	Climate change poses significant risks to Coterra’s business, and supportive public policy is critical to addressing those risks.

Climate change poses financial, reputational, and physical risks to Coterra Energy, as described in the Company’s most recent Annual Report Form 10-K, particularly on p. 31, which includes a summary of the identified potential climate-related risks that could adversely affect the Company. Although Coterra has seemingly acknowledged concerns with climate change risk, it has yet to disclose a clear position on the Paris Agreement or define its position on the need for emissions reductions in line with IPCC guidelines (i.e., achieving net-zero emissions globally by 2050).

Coterra claims in its opposition statement that it identifies and assesses climate-related risks as part of the Company’s overall sustainable business strategy, however, it has responded to such risks posed by climate change by employing limited emissions reduction initiatives and an unspecified commitment to reduce the methane emissions from its operations.v

The Company, without setting specific targets, have committed to reducing the amount of their operational GHG emissions through the use of innovation and technology. These commitments primarily rely on electrifying significant portions of Coterra’s operational areas, using lower carbon producing fuels in operational equipment, and leveraging technology and enhanced processes to reduce flaring and methane emissions.

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However, mitigating the risks identified by Coterra will ultimately depend on more decisively reducing overall greenhouse gas emissions quickly, which will require an accelerated pace by governments to implement meaningful policy frameworks for a low-carbon energy transition.vi Such need for decisive policy related action was recently reiterated in the UN‘s Intergovernmental Panel on Climate Change’s synthesis report which noted that, although it is still possible, the pathway to achieving the goal of limiting global warming to 1.5 degrees Celsius is rapidly closing.vii

2.	Supportive public policies are needed to accomplish the Paris Agreement’s goal and investors are increasingly requesting disclosure of climate lobbying information.

Without robust and supportive public policies, the Paris Agreement’s broader goals, whose achievement is necessary to avoid the most catastrophic impacts of climate change, will not be accomplished. Lobbying by companies in support of climate change action can help accelerate the development and implementation of policies to meet the goals of the Paris Agreement.viii To this end, there is a need for more transparency around companies’ political activity, both direct and indirect, for investors to properly assess the reputational risk and potential damage to shareholder value from any incongruencies identified between a company’s political expenditures and its publicly stated priorities on climate.

In response to this need, investors and investor networks that collectively have more than 3,800 members and signatories representing more than $130 trillion AUM released the Global Standard on Responsible Corporate Climate Lobbyingix (“The Standard”) in April 2022. The Standard is a framework for assessing both direct and indirect corporate lobbying in a relevant, systematic, and credible manner.

Investors backing the Global Standard on Responsible Climate Lobbying have recognized the centrality of ambitious climate policy and responsible corporate climate lobbying to limiting global warming to 1.5⁰C and have understood that the time to demonstrate full application of the responsible corporate climate lobbying standard as a matter of urgency is now.x

As further evidence, there were close to 46 shareholder proposals requesting enhanced lobbying transparency filed and 18 proposals withdrawn after proponents came to an agreement with companies.xi Support for shareholder proposals on corporate political activity in 2022 averaged 33%,xii which was lower when compared to the record average support of 43% in 2021, including 5 majority votes.xiii Notwithstanding the decrease in average support, which can be attributed to the restrictive nature of certain resolutions, the uptick of corporate political activity resolutions filed at companies with dual-class structures, and an increase in resolutions submitted by politically conservative groups, investors have demonstrated that they are increasingly concerned with the risks inherent in corporate lobbying on public policy issues.

3.	Coterra does not adequately disclose: (1) Information on its direct and indirect climate lobbying activities; (2) How these activities align with either the Company’s stated climate related strategy or the Paris climate goals; and (3) How risks from misalignment would be mitigated.

In its opposition statement, Coterra states that some of the business and industry trade groups that it is a member of engage in lobbying activities that seek to promote legislative solutions that are sound and responsible and, in the Company’s judgement, appropriately advance Coterra’s business and the goals and interests of its industry. What Coterra does not do is publicly disclose and demonstrate how, in the Company’s judgement, these lobbying activities align with and advance either Coterra’s business and strategy on climate or the goal of the Paris Agreement. Misalignment between lobbying and strategy is a serious risk, and shareholders need more information to understand this risk.

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InfluenceMap’s briefing on Coterra Energy’s climate policy engagementxiv concerningly determined that Coterra has advocated to weaken or oppose US methane emissions regulations. The analysis further determined that Coterra appears to actively promote a sustained role for fossil fuels in the energy mix without the need for carbon capture and storage (CCS), which is contrary to IPCC pathways on oil and gas to limit global warming to 1.5°C.xv These concerns are amplified given the limited disclosure in its publicly available documents of the company’s direct climate lobbying activities, which should include examples of recent activities.

InfluenceMap’s briefing also assessed Coterra’s indirect climate policy engagement and determined that:

-	The Company did not disclose details as to the type of membership and/or role held within the industry associations included in its 2022 Sustainability Report.
-	Coterra has also not disclosed a review of its climate policy engagement, which should include an assessment of alignment for each trade association on climate change.
-	Coterra likely holds three memberships to industry associations that have a demonstrated misalignment with the Paris Agreement goal (American Petroleum Institute, American Exploration and Production Council, and the Texas Oil & Gas Association).

In its opposition statement, Coterra claims that the Company respects the independence of trade associations to shape their own policy agendas and positions and that Coterra’s participation does not represent an endorsement of an organizations entire agenda or the views of its leaders or other members. The proponent understands that Coterra and other companies will not always be 100% aligned with organizations that are active in the public policy and political engagement processes and that misalignment on a public policy position will not always represent an endorsement of such a position. The proposal is not asking that Coterra be 100% aligned with the organizations that it is a member of, but that the Company identify the alignment or misalignment with the goal of the Paris Agreement of such organizations when Company resources are being expended to directly or indirectly influence public policy that has an impact on the Company and its ability to transition to a low-carbon economy.

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Many of Coterra’s peers, and even companies in the Climate Action 100+ focus list, have issued such lobbying alignment reports. The Interfaith Center on Corporate Responsibility (“ICCR”) surveyed lobbying alignment reports from over 70 global companies and identified key elements of best practice.xvi The ICCR report finds that leading companies are producing reports that assess the alignment between company positions on climate change and the positions and lobbying of their key trade associations.

Some examples of leading companies with such reports include BP, CSX, Ford Motor Company, GM, Dominion Energy, and Shell.xvii

Conclusion

For all the above reasons, we believe that Coterra’s current lobbying disclosures are inadequate to protect shareholder interests. The Company has stated in its opposition statement that, in its view, the lobbying activities of the industry trade groups that it is a member of appropriately advance Coterra’s business. This would suggest that the Company is at least assessing congruency between lobbying by third party organizations and the Company’s positions and, as such, issuing the report requested in the proposal would not be overly burdensome to the Company. Ultimately, issuing the requested report would allow Coterra to not only meet the expectations of investors, but also to join the leaders among its peers in the business community.

We urge you to vote FOR proposal #7, Report on Corporate Climate Lobbying.

i See p. 20 of Coterra Energy’s 2022 Annual Report on Form 10-K at https://www.sec.gov/ix?doc=/Archives/edgar/data/858470/000085847023000011/cog-20221231.htm and pp. 7-8 of Coterra Energy’s 2022 Sustainability Report which identifies Coterra’s climate change risks and opportunities that may impact the Company’s business at https://www.coterra.com/wp-content/uploads/2022/11/2022-Coterra-Sustainability-Report.pdf

ii See p. 16, Emissions Reduction Initiatives, of Coterra’s 2022 Sustainability Report at https://www.coterra.com/wp-content/uploads/2022/11/2022-Coterra-Sustainability-Report.pdf

iii See Coterra Energy’s ’Building for the Future’ at https://www.coterra.com/who-we-are/

https://climate-lobbying.com/

v See pp. 16-20 of Coterra Energy’s 2022 Sustainability Report at https://www.coterra.com/wp-content/uploads/2022/11/2022-Coterra-Sustainability-Report.pdf

vi See ‘Why Climate Lobbying Matters’ on pp. 7-8 of the PRI’s Converging on Climate Lobbying report at https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

vii See the full AR6 Synthesis Report: Climate Change 2023 at https://www.ipcc.ch/report/sixth-assessment-report-cycle/

viii See the London School of Economics Feb. 2022 Policy Brief on Company Lobbying and Climate Change at https://www.lse.ac.uk/granthaminstitute/wp-content/uploads/2022/02/Company-lobbying-and-climate-change_good-governance-for-Paris-aligned-outcomes.pdf

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ix See relevant resources at https://climate-lobbying.com/apply-global-standard/

x See the Investor Statement of Intent: Global Standard on Responsible Climate Lobbying at https://climate-lobbying.com/wp-content/uploads/2022/03/2022_investor-statement-of-intent_GlobalStandard-Responsible-Climate-Lobbying.pdf

xi https://www.ceres.org/news-center/press-releases/record-number-negotiated-agreements-between-investors-and-companies-2022

xii https://www.conference-board.org/blog/environmental-social-governance/Corporate-Political-Activity-Shareholder-Proposals-2022

xiii https://www.asyousow.org/press-releases/2022/7/12/proxy-season-esg-shareholder-resolutions-define-corporate-risks

xiv https://ca100.influencemap.org/site//data/000/037/Coterra-Resolution-Briefing-Mar23.pdf

xv See the International Institute for Sustainable Development’s report on the IPCC’s energy pathways at https://www.iisd.org/articles/press-release/new-analysis-what-ipcc-energy-pathways-tell-us-about-paris-aligned-policies

xvi https://www.iccr.org/sites/default/files/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf

xvii See Dominion Energy’s report at https://www.dominionenergy.com/-/media/pdfs/global/reports/lobbying-and-trade-association-report#:~:text=We%20plan%20to%20publish%20our,natural%20gas%20business%20by%2038%25. BP’s report at https://www.bp.com/content/dam/bp/business-sites/en/global/corporate/pdfs/sustainability/our-participation-in-trade-associations-climate-review-2022.pdf. Shell’s report at https://www.shell.com/sustainability/transparency-and-sustainability-reporting/advocacy-and-political-activity/_jcr_content/root/main/section/simple/text_800206308.multi.stream/1661166330523/70bc86bec4405bfae32d6b0561cb8262a9af7422/industry-associations-climate-review-update-new.pdf. CSX’s report at https://www.csx.com/share/wwwcsx15/assets/File/About_Us/CSX-Industry-Association-and-Climate-Review-final.pdf. Ford Motor Company’s report at https://corporate.ford.com/content/dam/corporate/us/en-us/documents/reports/Political-Disclosure-Report-2021.pdf. GM’s report at https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc.

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